
November 24, 2020

Shuibo Zhang
Chief Executive Officer
Jiuzi Holdings, Inc.
4F No. 1 Building, Jinsha Lake Business Center
Economic Technology District
Hangzhou, Zhejiang, 311103
People's Republic of China

> **Re: Jiuzi Holdings, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed November 17, 2020**
> **File No. 333-248416**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2020 letter.

Amendment No. 2 to Form F-1 Filed November 17, 2020

Executive Compensation, page 69

1.   Please revise to provide executive compensation disclosure as of the fiscal year ended October 31, 2020.

<u>Financial Statements, page F-1</u>

2.   Prior to effectiveness, please revise your annual and interim financial statements and disclosures throughout the filing to discuss and give retrospective effect to the fifteen for one stock split that will occur in conjunction with the amending and restating of your memorandum of association.

     You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Rosenstadt